		New York Northern California Washington DC São Paulo London	Paris Madrid Tokyo Beijing Hong Kong

Alan F. Denenberg

Davis Polk & Wardwell LLP 1600 El Camino Real Menlo Park, CA 94025	650 752 2011 tel 650 752 3611 fax alan.denenberg@davispolk.com

June 29, 2020

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Jenn Do
Ms. Mary Mast
Mr. Chris Edwards
Mr. Joe McCann

Re:	Acutus Medical, Inc.
Draft Registration Statement on Form S-1 (CIK No. 0001522860)
Submitted May 14, 2020

Ladies and Gentlemen:

On behalf of our client, Acutus Medical, Inc. (the “Company” or “Acutus”), we are submitting this letter in response to certain comments from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) received by letter dated June 13, 2020 (the “Comment Letter”) relating to the draft registration statement on Form S-1 of the Company, confidentially submitted on May 14, 2020, (the “Draft Registration Statement”). The Company is concurrently submitting a revised version of the Draft Registration Statement (the “Revised Draft Registration Statement”), including changes in response to the Staff’s comments. For your convenience, we are providing by overnight delivery to the Staff courtesy copies which include three copies of the Revised Draft Registration Statement that have been marked to show changes from the Draft Registration Statement.

********************************************

We are responding to certain comments from the Staff received in the Comment Letter. For ease of review, we have set forth below in italics each of the comments numbered 1 through 23, as set forth in the Comment Letter, together with the Company’s response. All page references in the Company’s responses are to the Revised Draft Registration Statement. All capitalized terms used and not otherwise defined herein are as defined in the Revised Draft Registration Statement.

Overview, page 1

1.

Please revise the Summary to further clarify your existing revenue model and how it is evolving. In this regard, we note disclosure on page 90 that your revenue has historically consisted predominantly of sales of your disposable products and that you generally loaned your first-generation AcQMap console and workstation to customers without charge. With reference to page 96, please also clarify in the Summary what types of products are disposable and whether any of these product types account for a significant portion of your revenue.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3-4 and 120 of the Revised Draft Registration Statement to describe its existing revenue model and its evolution, as well as to include a description of the types of products that represent the Company’s disposable products. In addition, the Company has revised its disclosure on pages 3 and 120 of the Revised Draft Registration Statement to note that, historically, disposable product revenue has been principally generated from sales of its mapping catheters and related access sheaths.

Overview, page 1

2.

Please revise the disclosure on page 2 to indicate the expected timing for US commercialization of the AcQBlate force sensing ablation catheters and control unit or disclose that the timing is not presently known.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 2 and 119 of the Revised Draft Registration Statement to indicate the expected timing for FDA PMA approval, and U.S. commercial launch, of the Company’s AcQBlate force sensing ablation catheters and control unit.

Overview, page 1

3.	Please revise the second paragraph of the Overview section to explain briefly the term “ablation” at first-use.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 1 and 118 of the Revised Draft Registration Statement to explain the term “ablation” at first use.

Overview, page 1

4.

Please revise to disclose when the pilot launch commenced and explain what a “full launch” entails in terms of marketing and manufacturing. With reference to your disclosure at the bottom of page F-43, please tell us and revise, if applicable, to clarify whether the launch fully commenced or remains pending in any respect. With a view to disclosure, please tell us whether your installed base and your cost structure has changed materially changed since initiating the launch.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 3 and 119-120 of the Revised Draft Registration Statement to disclose the timing of its pilot launches in the United States and Europe and to more fully explain what the Company’s full launch entailed. The Company supplementally advises the staff that its use of the phrase “full launch” was primarily intended to distinguish the launch of its commercial-grade, second-generation AcQMap System from its earlier, pilot launches of its first-generation AcQMap System, which were primarily intended as proof-of-concept launches. In addition, the Company has revised its disclosure on pages 4 and 121 of the Revised Draft Registration Statement to clarify that the Company’s launch of its second-generation AcQMap System fully commenced prior to the time that COVID-19 began disrupting the Company’s business, as well as to disclose the number of installations since launch and that its cost structure has not materially changed since the launch.

Overview, page 1

5.	Please revise your Summary, where appropriate, to quantify the size of your installed base.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 4 and 121 of the Revised Draft Registration Statement to quantify the size of its installed base.

Overview, page 1

6.

Please tell us your basis for stating on page 1 that you provide customers with “a complete solution” for catheter-based treatment and your reference to a “complete set of tools.” In this regard, we note your disclosures on pages 2 and 129-132 and note that you presently sell diagnostic/mapping catheters but you do not presently market any therapeutic devices, such as ablation catheters.

Response: The Company respectfully advises the Staff that, following its entry into the Global Alliance for Electrophysiology (and, specifically, its entry into the Bi-Lateral Distribution Agreements) with Biotronik SE & Co. KG, or Biotronik, it believes that its current product portfolio includes a complete set of tools for catheter-based ablation procedures to treat various arrhythmias. The Company’s access devices, including its AcQRef Introducer, AcQGuide MAX Steerable Introducer and Transseptal Access Product family are currently marketed and represent a full suite of access devices for catheter-based ablation procedures. The Company fully commenced the launch of its AcQMap console and workstation, as well as its AcQMap 3D Imaging and Mapping Catheter, in the first quarter of 2020, which allows physicians to diagnose any arrhythmia, from simple to complex. Moreover, the Company’s Global Alliance for Electrophysiology with Biotronik, among other things, added to the Company’s portfolio a full suite of ablation catheters, including Biotronik’s AlCath Ablation Catheters, which are CE Marked and which the Company began marketing in Europe in the second quarter of 2020. Accordingly, the Company believes that the products the Company currently has under development are enhancements to a product portfolio that already represents a complete set of tools for catheter-based ablation procedures to treat various arrhythmias. However, the Company acknowledges that its therapeutic ablation catheters, including both its AlCath Ablation Catheters and its AcQBlate FORCE ablation catheters, are not yet available in the United States. Accordingly, the Company has revised its disclosure on pages 1, 2 and 119 of the Revised Draft Registration Statement and elsewhere in the Revised Draft Registration Statement to clarify the breadth of the Company’s portfolio and that the Company currently offers its full product line in only its European markets.

Our Market and Industry, page 4

7.

We note the market statistics you cite for disposable products used in ablation procedures. Please tell us whether your products represent the full spectrum of disposable products used in ablation procedures or if they represented only a subset.

Response: The Company respectfully advises the Staff that it believes that the Company’s disposable products represent the full spectrum of disposable products used in ablation procedures, with the exception of cryoballoons, which are approved for the treatment of paroxysmal atrial fibrillation. The Company respectfully advises the Staff, however, that, while cryoballoons are not included in the Company’s product portfolio, paroxysmal atrial fibrillation can be treated with standard ablation catheters, including the ablation catheters currently marketed by the Company. Accordingly, the Company believes that the market size statistics disclosed in the Revised Draft Registration Statement appropriately reflect the Company’s market opportunity.

Our amended and restated bylaws that will become effective immediately prior to the completion of this offering…, page 74

8.

We note that your forum selection provision identifies the federal district courts of the United States of America as the exclusive forum for certain litigation arising under the Securities Act. Please disclose that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Please also revise the disclosure on page 193 to state the exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Response: In response to the Staff’s comment, the Company has revised its disclosure on pages 77 and 201 of the Revised Draft Registration Statement to indicate that investors cannot waive compliance with the federal securities laws. The Company has also revised its disclosure on page 201 of the Revised Draft Registration Statement to clarify that the exclusive forum provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Special Notes Regarding Forward-Looking Statements, page 76

9.

We note that you assume no obligation to update or revise forward-looking statements for any reason. Please revise your disclosure to clarify that under certain circumstances, applicable law may require you to update such statements.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 79 of the Revised Draft Registration Statement to clarify that under certain circumstances, applicable law may require the Company to update such statements.

Use of Proceeds, page 80

10.

Please revise to quantify the amount of proceeds to be allocated to each purpose cited in the third paragraph on page 80. Also revise to clarify whether the amounts you intend to devote to each purpose will be sufficient to accomplish the purposes that you intend to achieve.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 82 of the Revised Draft Registration Statement to indicate the estimated amount of net proceeds that the Company currently intends to use for each stated purpose. The Company has also revised its disclosure on page 82 of the Revised Draft Registration Statement to clarify that it expects that the proceeds from the proposed offering, together with existing cash, cash equivalents and marketable securities and expected revenue from sales of the Company’s products, will support the listed purposes for at least the next 12 months.

Critical Accounting Policies and Estimates, page 105

11.

Regarding the Revenue from Contracts with Customers policy, we note this statement on page 106: “Generally, for our first-generation AcQMap console and workstation, customers purchased disposable products using separate purchase orders after the equipment has been installed at no upfront cost with no binding agreement or requirement to purchase any disposable products.” We also note this disclosure on page 96: “Beginning in late 2019, we have begun to install our second-generation AcQMap console and workstation with customer accounts under evaluation contracts. Under these evaluation contracts, we place our AcQMap console and workstation with customers at no upfront cost during the applicable evaluation period and seek to reach agreement with the customer for purchase of the console and workstation in the form of a contractual commitment to purchase a minimum amount of our disposable products or a cash purchase.” Please address the following:

•	Clarify whether the console/workstation and disposable products can be effectively utilized without each other;

•

Explain whether the installation of the console and workstation would constitute a separate performance obligation, in addition to the performance obligation to deliver disposable products, if there is no binding agreement or requirement to purchase the disposable products and/or the console/workstation and disposable products can be used without each other; and

•

Revise your policy herein and in the significant accounting policies section to incorporate your policy for how revenue is recognized in connection with the installation of your second-generation AcQMap console and workstation. Clarify whether the “evaluation contracts” are contracts with customers within the scope of ASC 606 and, if so, clearly indicate how you determine that such “a contractual commitment” to purchase either disposable products or a cash purchase is satisfied and explain how such commitments would or would not result in a separate performance obligation.

Response: The Company’s placement of AcQMap systems under evaluation contracts did not meet the definition of a contract that is within the scope of ASC 606 because there is no exchange of consideration or binding contractual commitment to purchase either the system or consumables in the future. When a customer makes a purchase order for a defined number of consumables, the purchase order meets the definition of a contract under ASC 606 because the Company has performance obligations to deliver a defined number of consumables as well as permit the customer to continue using the AcQMap system in exchange for consideration. The Company has revised its disclosure on page 98 of the Revised Draft Registration Statement to clarify that no revenue is recognized for second-generation AcQMap console and workstation under evaluation contracts.

In the first quarter of 2020, the Company sold a second-generation AcQMap system to a customer, along with installation of the equipment, software updates and maintenance, and equipment service. The installation of the system is complex and the customer cannot fully benefit from the use of the system without the Company performing the installation service (i.e., the customer could not derive the full benefit from the system if another company performed the installation). Therefore, the system and installation are not distinct in the context of the contract and are combined into one performance obligation.

The combined second generation AcQMap system and installation is a separate performance obligation from the disposables because the customer can fully benefit from the equipment together with disposables from other companies in accordance with paragraph ASC 606-10-25-20 because they are regularly sold separately. Additionally, the Company does not provide a significant integration service that transforms the equipment and disposables into a combined output, and neither is customized or modified by each other. Consistent with Case E from ASC 606-10-55-150G – 606-10-55-150K, although the customer can benefit from the consumables only after it has obtained control of the equipment and the consumables from the Company or other companies are required for the equipment to function, the equipment and the consumables do not significantly affect each other. Therefore, the Company can fulfill each of its promises in the contract independently of the other and the delivery of disposables is a distinct performance obligation.

Because the Company entered into this new type of contract in the first quarter of 2020, the following new disclosures were added to the Revenue from Contracts with Customers section of Note 2 to the Financial Statements:

“The installation and delivery of the AcQMap system is satisfied at a point in time when the installation is complete, which is when the customer can benefit and has control of the system. The Company’s software updates and equipment service performance obligations are satisfied evenly over time as the customer simultaneously receives and consumes the benefits of the Company’s performance for these services throughout the service period.

The Company allocates the transaction price to each performance obligation identified in the contract based on the relative standalone selling price (SSP). The Company determines SSP for the purposes of allocating the transaction price to each performance obligation based on the adjusted market assessment approach that maximizes the use of observable inputs, which includes, but is not limited to, transactions where the specific performance obligations are sold separately, list prices, and offers to customers.”

Critical Accounting Policies and Estimates, page 105

12.

Regarding the Stock-Based Compensation policy beginning on page 106, please revise to disclose the extent to which any stock-based compensation has been awarded during 2020. Once you have an estimated offering price or range, please explain to us how you determined the fair value of the common stock underlying your equity issuances and the reasons for any differences between the valuations of your common stock leading up to the initial public offering and the estimated offering price for any grants subsequent to December 31, 2019. This information will help facilitate our review of your accounting for equity issuances including stock compensation and any beneficial conversion features.

Response: In response to the Staff’s comment, the Company has revised the disclosure on page 113-114 of the Revised Draft Registration Statement to disclose the extent to which any stock-based grants have been awarded during 2020. In addition, the Company confirms that once the estimated offering price range is determined, the Company will supplementally provide the Staff with an analysis explaining the reason for any differences between recent valuations of the Company’s common stock leading up to the planned offering as disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Critical Accounting Policies and Estimates—Stock-Based Compensation—Fair Value of Common Stock” and the midpoint of the Company’s estimated offering price range.

Excellent Clinical Outcomes, page 127

13.

We note the comparison of the results of your UNCOVER AF post-market approval trial to the STAR AF II trial conducted by Abbott Laboratories. Please disclose whether the two studies used the same selection criteria for admitting patients to the respective trials.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 133 of the Revised Draft Registration Statement to indicate the similarities and differences in selection criteria for admitting patients in the UNCOVER AF and STAR AF II trials.

Our Comprehensive Portfolio, page 127

14.	Please revise the graphic on page 128 to clearly indicate the products that are still in development and not currently marketed.

Response: In response to the Staff’s comment, the Company has revised the graphic appearing on pages 9 and 135 of the Revised Draft Registration Statement to indicate which products are still in development and not currently marketed.

Our Comprehensive Portfolio, page 127

15.	Please revise here or elsewhere, as appropriate, to clarify whether the AcQMap System can be used with disposable products made by other parties.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 135 of the Revised Draft Registration Statement to reflect that the Company’s AcQMap System can be used with third-party disposable products.

Our Comprehensive Portfolio, page 127

16.

Please revise to explain in greater detail the development history and clinical status of the AcQBlate catheter product line. Without limitation, please discuss whether Biotronik and/or you developed this product. Discuss what clinical trial work, if any, has been conducted or will need to be conducted in order for you to receive a CE Mark in the second-half of 2020. Discuss the two planned US trials and indicate, if known, the applicable device classification and whether you will seek 510(k) clearance or will need to submit a PMA application. To the extent that development of a therapeutic ablation catheter poses development and regulatory challenges that you previously have not encountered in the past, please explain.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 134 of the Revised Draft Registration Statement to include a summary of the development history and current clinical status of the AcQBlate catheter product line. In addition, the Company has revised its disclosure throughout the Revised Draft Registration Statement to clarify that the Company intends to submit a PMA application in connection with the approval of the AcQBlate force sensing ablation catheter. The Company supplementally confirms for the Staff that it does not believe that development of a therapeutic ablation catheter poses development and regulatory challenges that the Company has not previously encountered.

Ongoing and Future Clinical Trials, page 138

17.	For each trial discussed in the section, please revise to discuss, as applicable, the timing and duration of the trials and the any endpoints.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 145 of the Revised Draft Registration Statement to discuss the anticipated timing and endpoints of the clinical trials discussed in this section.

Biotronik License Agreement, page 141

18.	Please quantify the unit-based royalties paid to Biotronik on sales of AcQBlate Force ablation catheters.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 149 of the Revised Draft Registration Statement to quantify unit-based royalties payable to Biotronik on sales of AcQBlate force sensing ablation catheters.

Exclusive Patent License Agreement – University of Minnesota, page 144

19.

Please quantify the minimum annual royalties payable under the agreement. We also note you are obligated to pay a low double-digit percentage of revenue that you receive from sublicensees. Please disclose a range of royalties not to exceed 10 percent.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page 151 of the Revised Draft Registration Statement to disclose the minimum annual royalty and a range of royalties applicable to sublicensee sales of the applicable products to the University of Minnesota.

Management, page 160

20.

Please tell us whether Mr. Burgess’ venture partner position with OrbiMed limits the time he can devote to your business. Also, tell us, and revise the risk factor disclosure on page 70, if applicable, to discuss whether his dual roles could result in material conflicts of interest.

Response: The Company respectfully advises the Staff that Mr. Burgess resigned from his position at OrbiMed in June 2020, and that the Company has revised its disclosure on pages 72, 167 and 189-190 of the Revised Draft Registration Statement accordingly. As a result, the Company believes its risk factor on page 72 of the Revised Draft Registration Statement is appropriate.

Interim Rhythm Xience Balance Sheet, page F-55

21.	Please re-label the prior period column of the interim Rhythm Xience balance sheet to December 31, 2018, if true, instead of December 31, 2017.

Response: In response to the Staff’s comment, the Company has revised its disclosure on page F-60 of the Revised Draft Registration Statement to correct the typographical error.

Exhibits

22.	Please file the consulting agreements with Vince Burgess and Elia Health Sciences, Inc. as exhibits to the registration statement.

Response: In response to the Staff’s comment, the Company has included the consulting agreement with Elia Health Sciences, Inc. as an exhibit to the Revised Draft Registration Statement. The Company respectfully advises the Staff that the consulting arrangement with Mr. Burgess was approved by the Company’s board of directors, but that it was not memorialized in a written agreement. The Company has revised its disclosure on page 191 of the Draft Registration Statement to refer to this relationship as a consulting arrangement and to disclose the terms of the arrangement.

General

23.

Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: In response to the Staff’s request, the Company will supplementally provide, under separate cover, all of the written materials that have been presented to potential investors in reliance on Section 5(d) of the Securities Act. Such materials were only made available for viewing by such potential investors during the Company’s presentation. To the extent any additional written communications made in reliance of Section 5(d) of the Securities Act are made in the future, the Company will provide the Staff with any such written communications or reports.

We hope the foregoing answers are responsive to your comments. Please do not hesitate to contact me at (650) 752-2004 or at alan.denenberg@davispolk.com with any questions or comments regarding this correspondence.

Sincerely,

/s/ Alan F. Denenberg

Alan F. Denenberg

Enclosures

Via EDGAR and courier